UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  April 30, 2007                      /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2006, 2005 AND 2004

                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ernst & Young Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ NIKOLAOS CACOS                                      /s/ ART LANG

Nikolaos Cacos                                          Art Lang
President                                               Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
AMERA RESOURCES CORPORATION

We have audited the consolidated balance sheets of AMERA RESOURCES CORPORATION as at December 31, 2006 and 2005, and the consolidated statement of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.



                                                /s/ Ernst & Young LLP

Vancouver, Canada
April 20, 2007                                 Chartered Accountants

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    531,126         522,327
Short-term investments (Note 3)                         100,000               -
Marketable securities (Note 4)                           33,000               -
Other receivables, prepaids and deposits (Note 8)       157,318         136,218
Subscription receivable (Notes 6 and 13)                166,250               -
                                                   ------------    ------------
                                                        987,694         658,545

MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        3,356,158       3,184,844
                                                   ------------    ------------
                                                      4,343,852       3,843,389
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)       116,963         142,275

FUTURE INCOME TAX LIABILITIES (Note 10)                  61,794         154,881
                                                   ------------    ------------
                                                        178,757         297,156
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                7,804,571       5,854,335

WARRANTS (Note 6)                                       498,025               -

CONTRIBUTED SURPLUS (Note 7)                            524,845         433,995

DEFICIT                                              (4,662,346)     (2,742,097)
                                                   ------------    ------------
                                                      4,165,095       3,546,233
                                                   ------------    ------------
                                                      4,343,852       3,843,389
                                                   ============    ============

COMMITMENTS (Note 5)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Accounting and audit                                     38,756          28,385          26,080
Corporate development and investor relations            227,747         252,981         242,804
General exploration                                     296,810         199,264          18,318
Legal                                                    28,841          55,058          63,058
Management fees                                          85,833          73,500          72,400
Office and sundry                                       122,639          92,724          51,173
Rent                                                     90,099          73,573          29,511
Salaries                                                372,063         294,170         154,074
Stock based compensation                                 90,850          52,500         131,805
Transfer agent and regulatory fees                       26,753          28,052          27,258
Travel                                                   42,358          37,721          47,018
                                                   ------------    ------------    ------------
                                                      1,422,749       1,187,928         863,499
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,422,749)     (1,187,928)       (863,499)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                          2,910          36,624          25,104
Interest income                                         (30,924)        (15,001)        (14,271)
Write-off of mineral properties (Notes 5(b)and(d))      525,514         225,000               -
                                                   ------------    ------------    ------------
                                                        497,500         246,623         (10,833)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (1,920,249)     (1,434,551)       (874,332)

DEFICIT - BEGINNING OF YEAR                          (2,742,097)     (1,307,546)       (433,214)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (4,662,346)     (2,742,097)     (1,307,546)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.10)         $(0.09)         $(0.07)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       19,169,121      15,916,822      13,192,736
                                                   ============    ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,920,249)     (1,434,551)       (874,332)
Adjustment for item not affecting cash
     Write-off of mineral properties                    525,514         225,000               -
     Stock based compensation                            90,850          52,500         131,805
                                                   ------------    ------------    ------------
                                                     (1,303,885)     (1,157,051)       (742,527)
Change in non-cash working capital balances             (46,412)         25,940        (103,461)
                                                   ------------    ------------    ------------
                                                     (1,350,297)     (1,131,111)       (845,988)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares and warrants                2,179,900       1,232,199       2,851,391
Share and warrant issuance costs                        (23,889)        (61,751)       (210,257)
                                                   ------------    ------------    ------------
                                                      2,156,011       1,170,448       2,641,134
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
     deferred costs                                    (696,915)     (1,196,242)     (1,230,962)
(Increase) Decrease in short-term investments          (100,000)      1,000,000      (1,000,000)
Purchase of equipment                                         -               -          (2,797)
                                                   ------------    ------------    ------------
                                                       (796,915)       (196,242)     (2,233,759)
                                                   ------------    ------------    ------------
(DECREASE) INCREASE IN CASH                               8,799        (156,905)       (438,613)
     DURING THE YEAR

CASH - BEGINNING OF YEAR                                522,327         679,232       1,117,845
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      531,126         522,327         679,232
                                                   ============    ============    ============



SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash                                     -               -               -
                                                   ============    ============    ============
Interest paid in cash                                         -               -               -
                                                   ============    ============    ============


ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)




1.       NATURE OF OPERATIONS AND GOING CONCERN

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company.

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company presently has adequate resources to maintain its core activities for the next fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing (see note 13).

         These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The principal subsidiaries are Recursos de los Andes S.A.C. (Peru), Amera-Chile Sociedad Contractual Minera (Chile) and Amera Resources Inc. (US). The Company operates in Argentina as a registered branch. All inter-company balances and transactions have been eliminated.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2006 the Company does not have any asset retirement obligations.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of short-term investments, other receivables, subscription receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2006, the market value of marketable securities was $40,000.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE

         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


3.       SHORT-TERM INVESTMENTS

         As at December 31, 2006, the Company held short-term investments comprised of the following:

                                                         DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
                                                   ----------------------------

         12 month term deposit
            - 3.7% annual interest rate            March 27, 2007       100,000
                                                   ============================

         The term deposit is fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


4.       MARKETABLE SECURITIES

         At December 31, 2006, marketable securities had a quoted market value of $40,000. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                 DECEMBER 31, 2006                               DECEMBER 31, 2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $
                                   --------------------------------------------    --------------------------------------------

         Argentina
            Mogote Property           1,056,309       1,255,195       2,311,504         891,062       1,242,942       2,134,004
         Peru
            Cocha                        28,768         401,918         430,686          10,211          14,094          24,305
            Cruz de Mayo                 99,566          54,910         154,476          26,079          27,754          53,833
            Other                        50,664          52,988         103,652          25,930          43,251          69,181
            Esperanza Property                -               -               -         186,741         279,615         466,356
         USA
            Walker Lane, Nevada          97,010          21,336         118,346          97,010          21,173         118,183
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,332,317       1,786,347       3,118,664       1,237,033       1,628,829       2,865,862
         Proceeds on optioning of       (33,000)              -         (33,000)              -               -               -
             mineral properties
         Foreign value added tax              -         208,700         208,700               -         164,101         164,101
         Future income tax               36,540          25,254          61,794          81,270          73,611         154,881
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,335,857       2,020,301       3,356,158       1,318,303       1,866,541       3,184,844
                                   ============    ============    ============    ============    ============    ============

         See attached Mineral Property Interests and Deferred Costs Schedules.

         (a) The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow") to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

                          SHARES TO     EXPLORATION
                          BE ISSUED     EXPENDITURES    DATE
                                             US $

                            100,000               -     Issued in 2003
                            100,000         250,000     Issued in 2004
                            250,000         300,000     Issued in 2005
                            300,000         300,000     Issued on July 7, 2006
                            900,000         400,000     July 1, 2007
                          ---------       ---------
                          1,650,000       1,250,000
                          =========       =========

                  On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                             US $        DATE

                          1,000,000      Completed
                          1,000,000      May 30, 2006 (revised to May 30, 2007)
                          1,000,000      May 30, 2007 (revised to May 30, 2008)
                          ---------
                          3,000,000
                          =========

                  The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                  During the year ended December 31, 2006, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru. The Esperanza property carrying value of $511,883 was written off during the year ended December 31, 2006, and the Company has terminated its option agreement with Arcturus.

         (c) On April 11, 2005 the Company entered into an option agreement whereby it may earn up to 100% undivided interest in the Cruz de Mayo project located in the southern portion of the
                  Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments over the period of four years and incur US $1,500,000 expenditures over the four years as follows:

                   OPTION   EXPLORATION
                  PAYMENTS  EXPENDITURES      DATE
                    US $        US $
                   35,000          -  April 11, 2005 (paid on signing)
                   25,000    200,000  April 11, 2007 (extended to June 30, 2007)
                   40,000    550,000  April 11, 2008
                   50,000    750,000  April 11, 2009
                  -------  ---------
                  150,000  1,500,000
`                 =======  =========

         (d) During the year ended December 31, 2006, the Company wrote off the carrying value of $13,631 of a property in Peru as the Company decided to drop the mineral claim for the property.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (e) During the year ending December 31, 2006, the Company optioned to Astral Mining Corporation ("Astral") the Walker Lane Properties in Nevada. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange (TSX.V) for this agreement.

         See Note 13.


6.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2003                   9,086,832       1,228,395

         Private placements                           4,007,000       2,891,350
         Exercise of warrants                           288,750         143,650
         Greenshoe option                               225,000         101,250
         For agent's fees                                55,300          44,240
         For mineral properties                         425,000         329,250
         Less share issue costs                              -         (210,257)
                                                   ------------    ------------
         Balance, December 31, 2004                  14,087,882       4,527,878

         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated
                  on exercise of options                      -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335

         Private placements                           3,647,000       1,629,450
         Warrants valuation                                   -        (503,765)
         Exercise of warrants                         1,194,500         716,700
         For agent's fees                                 8,000           2,800
         For mineral properties                         300,000         126,000
         Less share issue costs                               -         (20,949)
                                                   ------------    ------------
         Balance, December 31, 2006                  21,748,592       7,804,571
                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (a)      During  the  year  ended   December  31,  2006,   the  Company
                  completed:

                  i) a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The fair value assigned to the warrants was $352,012 net of issue costs of $6,675. The warrants were valued using the Black-Scholes Pricing Model at $0.25 per warrant on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 115% and expected life of 12 months.

                  ii) a private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008. In addition, the Company issued 48,000 Agent's Warrants at $0.45 and 8,000 Agent's Units at $0.35 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $14,000.

                           The fair value of warrants and agent's warrants were as follows:

                           1) value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

                           2)       value   assigned   to  the  48,000   agent's
                                    warrants and the 8,000 warrants granted as a component of the agent's units was $3,635

                           The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants and agents warrant's were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

                           At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end. These proceeds were received in January 2007 (see Note 13 below).

         (b) During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                  The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (c)      During the year ended December 31, 2004, the Company:

                  i) completed a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) completed a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue. In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit, for $101,250. Each unit comprised one common share and one-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the year ended December 31, 2004, the warrants expired without exercise.

         (d)      Stock options and stock based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted during 2006 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is presented below:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (d)      Stock options and stock based compensation (continued)


                                          ---------------------    ---------------------    ----------------------
                                                   2006                     2005                      2004
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $


                  Balance,
                       Beginning of year     1,504,500    0.70        1,354,500    0.70          900,000     0.60
                  Granted                      415,000    0.60          250,000    0.75          454,500     0.90
                  Exercised                          -      -           (11,000)   0.75                -       -
                  Cancelled                    (75,000)   0.75          (89,000)   0.75                -       -
                  Forfeited                    (20,000)   0.60                -      -                 -       -
                                          ------------             ------------             ------------
                  Balance, end of year       1,824,500    0.68        1,504,500    0.70        1,354,500     0.70
                                          ============             ============             ============

                  Stock options outstanding and exercisable at December 31, 2006, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND           EXERCISE
                     EXERCISABLE               PRICE           EXPIRY DATE

                        900,000                $0.60           December 12, 2008
                        454,500                $0.90           April 2, 2009
                         75,000                $0.75           March 21, 2010
                        395,000                $0.60           July 11, 2011
                     ----------
                      1,824,500
                     ==========

                  During fiscal 2006, the Company granted stock options at $0.60 per share to its directors, employees and consultants to acquire 415,000 common shares (2005 - 250,000; 2004 - 454,500)
                  and recorded stock based compensation expense of $90,850 (2005
                  - $52,500, 2004 - $131,805). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2006          2005         2004

                  Risk-free interest rate      4.00%         3.10%       2.18%
                  Estimated volatility          97%           75%         36%
                  Expected life              2.5 years    2.5 years    2.5 years
                  Expected dividend yield        0%            0%         0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.23 per share (2005 - $0.21; 2004 - $0.29). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL (continued)

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2005                                  -
                      Warrant valuation from private placement
                          warrants granted                              503,765
                      Warrant valuation from agent's warrants
                          granted                                         3,635
                      Warrant issue costs                                (9,375)
                                                                   ------------
                  Balance, December 31, 2006                            498,025
                                                                   ============

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2006            2005            2004
                                                      NUMBER          NUMBER          NUMBER

                  Balance, beginning of year          3,687,783       4,230,300         965,000
                  Issued                              3,703,000         912,731       4,342,800
                  Exercised                          (1,194,500)       (508,248)       (288,750)
                  Expired                            (2,493,283)       (947,000)       (788,750)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,703,000       3,687,783       4,230,300
                                                   ============    ============    ============

                  During the year ended December 31, 2006 the Company requested and was granted permission by the TSXV to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2006 are as follows:

                     NUMBER        EXERCISE PRICE          EXPIRY DATE
                                          $

                    1,412,000            0.65              January 30, 2008
                    2,291,000            0.45              December 8, 2008
                    ---------
                    3,703,000
                    =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       CONTRIBUTED SURPLUS


         A continuity summary of contributed surplus is presented below:
                                                                                         $

         Balance, December 31, 2003                                                     252,000
             Contributed Surplus as a result of stock options granted                   131,805
                                                                                   ------------
         Balance, December 31, 2004                                                     383,805
             Contributed Surplus as a result of stock options granted                    52,500
             Contributed Surplus reallocated on exercise of stock options                (2,310)
                                                                                   ------------
         Balance, December 31, 2005                                                     433,995
             Contributed Surplus as a result of stock options granted                    95,450
             Contributed Surplus reversed as a result of stock options forfeited         (4,600)
                                                                                   ------------
         Balance, December 31, 2006                                                     524,845
                                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow, Gold Point Energy Corp and Astral. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

         During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 -
         $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the agreement the President was paid $6,125 per month. On April 15, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 - $72,400) to the President
         or to the private company controlled by the President. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. During the year the Company paid $Nil (2005 - $4,298; 2004 - $540) for consulting services performed by a former director of the Company.

         Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $111,000 for professional fees (including a $25,000 relocation allowance), billed by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2006 and 2005.

         The Company's total assets are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                DECEMBER 31, 2006
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $

         Current assets                 923,326             714          63,654               -         987,694
         Mineral properties and
             deferred costs                   -       2,450,504         774,353         131,301       3,356,158
                                   ------------    ------------    ------------    ------------    ------------
                                        923,326       2,451,218         838,007         131,301       4,343,852
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $

         Current assets                 572,465          54,120          31,960               -         658,545
         Mineral properties and
             deferred costs                   -       2,270,735         731,983         182,126       3,184,844
                                   ------------    ------------    ------------    ------------    ------------
                                        572,465       2,324,855         763,943         182,126       3,843,389
                                   ============    ============    ============    ============    ============


10.      INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                   --------------------------------------------
                                                       2006            2005            2004
                                                         $               $               $

         Statutory tax rate                              34.12%          34.12%          35.62%
                                                   ============    ============    ============

         Loss for the year                           (1,920,249)     (1,434,551)       (874,332)
                                                   ============    ============    ============

         Provision for income taxes based on
              statutory Canadian combined federal
                   and provincial income tax rates     (655,189)       (489,469)       (311,137)
         Differences in foreign tax rates                30,315          (7,210)         (1,170)
         Non-deductible items                           228,677               -               -
         Losses for which an income tax benefit
              has not been recognized                   396,197         496,679         312,307
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                   ----------------------------
                                                       2006            2005
                                                         $               $
                                                   ----------------------------
         Future income tax assets
              Share and warrant issuance costs           60,826          95,867
              Resource deductions                        84,526               -
              Operating loss carryforward             1,113,246         659,044
                                                   ------------    ------------
                                                      1,258,598         754,911
                                                   ------------    ------------
         Valuation allowance for future tax assets   (1,258,598)       (754,911)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes in 2006 and 2005.

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2006, the Company recorded a reduction of future income tax liability of $93,087 (2005 - increase of $55,124) and a corresponding adjustment to mineral properties.

                                                   ----------------------------
                                                       2006            2005
                                                         $               $
                                                   ----------------------------

         Future Income Tax Liabilities                   61,794         154,881
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $3,153,016 that may be available for tax purposes. The losses expire as follows:

                    EXPIRY DATE                             $

                       2007                               1,084
                       2008                                 116
                       2009                              26,258
                       2010                             195,857
                       2014                             852,555
                       2015                             978,627
                       2016                           1,098,519
                                                   ------------
                                                      3,153,016
                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                                                   --------------------------------------------
                                                                                       2006            2005            2004
                                                                                         $               $               $
                                                                                   --------------------------------------------

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                  Loss for the year under Canadian GAAP                              (1,920,249)     (1,434,551)       (874,332)
                  Mineral properties and deferred costs for the year (i)               (696,828)     (1,394,866)     (1,330,719)
                  Reversal of future income tax liability (i)                           (93,087)         55,124          99,757
                  Mineral properties and deferred costs written off during
                        the year which would have been expensed in the year
                               incurred (i)                                             525,514         225,000               -
                                                                                   ------------    ------------    ------------
                  Loss for the year under US GAAP                                    (2,184,650)     (2,549,293)     (2,105,294)
                  Unrealized gains (losses)
                        on available-for-sale securities (ii)                             7,000               -               -
                                                                                   ------------    ------------    ------------
                  Comprehensive loss (iii)                                           (2,177,650)     (2,549,293)     (2,105,294)
                                                                                   ============    ============    ============

                  Basic and diluted loss per share under US GAAP                         ($0.11)         ($0.16)         $(0.16)
                                                                                   ============    ============    ============

                  Weighted average number of common shares outstanding               19,169,121      15,916,822      13,192,736
                                                                                   ============    ============    ============

                                                                                   ----------------------------
                                                                                       2006            2005
                                                                                         $               $
                                                                                   ----------------------------

                  CONSOLIDATED BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                                           4,165,095       3,546,233
                  Mineral properties and deferred costs (i)                          (3,356,158)     (3,184,844)
                  Reversal of future income tax liability (i)                            61,794         154,881
                  Accumulated other comprehensive income (ii)                             7,000               -
                                                                                   ------------    ------------
                  Balance per US GAAP                                                   877,731         516,270
                                                                                   ============    ============

                  Mineral properties and deferred costs

                  Balance per Canadian GAAP                                           3,356,158       3,184,844
                  Mineral property interests and deferred costs under US GAAP (i)    (3,356,158)     (3,184,844)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                         -               -
                                                                                   ============    ============

                  Future Income Tax Liabilities

                  Balance per Canadian GAAP                                              61,794         154,881
                  Reversal of future income tax liability (i)                           (61,794)       (154,881)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                         -               -
                                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                                   --------------------------------------------
                                                                                       2006            2005            2004
                                                                                         $               $               $
                                                                                   --------------------------------------------

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP                                        (1,350,297)     (1,131,111)       (845,988)
                  Mineral property interests and deferred costs (i)                    (696,915)     (1,196,242)     (1,230,962)
                                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                                              (2,047,212)     (2,327,353)     (2,076,950)
                                                                                   ============    ============    ============

                  Investing activities

                  Cash used per Canadian GAAP                                          (796,915)       (196,242)     (2,233,759)
                  Mineral property interests and deferred costs (i)                     696,915       1,196,242       1,230,962
                                                                                   ------------    ------------    ------------
                  Cash provided (used) per US GAAP                                     (100,000)      1,000,000      (1,002,797)
                                                                                   ============    ============    ============


                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 5. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  ii)      Marketable securities

                           For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. Effective January 1, 2007, the Company will be required to disclose comprehensive income under Canadian GAAP.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iv)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2006, 2005 and 2004.

         (b)      Recent Accounting Pronouncements

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, short-term investments, other receivables and accounts payable. The Company will adopt this Handbook section in its fiscal 2007 year. The Company is currently reviewing the section to determine the potential impact, if any, on its consolidated financial statements.

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

                  COMPREHENSIVE INCOME

                  Handbook Section 1530, "Comprehensive Income", introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with US GAAP.

                  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

                  In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The Company is currently reviewing the provisions to determine the potential impact, if any, on its consolidated financial statements.

                  FAIR VALUE MEASUREMENTS

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2006, 2005, and 2004 as follows:

                                                                   --------------------------------------------
                                                                       2006            2005            2004
                                                                         $               $               $
                                                                   --------------------------------------------

         Investing activities

             Expenditures on mineral property interests and
                  deferred costs                                       (126,000)       (143,500)       (329,250)
             Shares issued for mineral properties                       126,000         143,500         329,250
             Proceeds on the optioning of mineral properties             33,000               -               -
             Investment in marketable securities                        (33,000)              -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Financing activities

             Share and warrant issuance costs                            (6,435)        (23,078)        (44,240)
             Warrants                                                     3,635               -               -
             Shares issued for payment of agent's fees                    2,800          23,078          44,240
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2006:

         (a) the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

                  The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

         (b) the Company signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru. Under the terms of the letter of intent, an initial 51% interest may be earned by incurring US$650,000 in work expenditures and US$900,000 in option payments over 2 years. The Company may then elect to earn an additional 39% interest, by making a further
                  US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. The letter of intent provides for a 90 day legal and technical due diligence period.

         (c) the Company received the subscription receivable balance of $166,250 relating to proceeds from a private placement which was outstanding as at December 31, 2006.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                         (EXPRESSED IN CANADIAN DOLLARS)



                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                  WALKER
                                                                CRUZ DE                            LANE,   ---------
                               MOGOTE    ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         2,270,734    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenditures during the year

    Acquisition costs           165,247     20,070      1,696     73,487     18,557     23,038          -    302,095
    Assays                            -          -          -          -     42,288          -         65     42,353
    Communications                4,268          -         11        350      4,214        456          -      9,299
    Drilling                          -          -          -          -    139,493          -          -    139,493
    Geophysics                        -          -          -          -          -          -          -          -
    Office                        2,556         97          -         12     19,989      2,332          -     24,986
    Salaries and contractors      5,429      3,311      1,378     23,527    113,125     13,141         97    160,008
    Supplies and equipment            -         94         36        115     13,372        545          -     14,162
    Transportation                    -        807        171      3,152     54,728      3,367          -     62,225
    Imagery and base maps             -          -          -          -        615      1,931          -      2,546
    Foreign value added tax       2,270      2,088        365     11,132     44,788      5,105          -     65,748
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                179,770     26,467      3,657    111,775    451,169     49,915        162    822,915
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proceeds on the optioning
      of mineral properties           -          -          -          -          -          -   (33,000)   (33,000)
Future income tax (Note 10)           -   (78,197)       (76)    (1,059)      6,963    (2,731)   (17,987)   (93,087)
Write-off of mineral
    properties                        -  (511,883)          -          -          -   (13,631)          -  (525,514)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,450,504          -     35,706    172,301    486,049     80,297    131,301  3,356,158
                              =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                              --------------------  -----------------------------------------------------  ---------
                                    ARGENTINA                                PERU                             USA
                              --------------------  -----------------------------------------------------  ---------
                                                                                                             WALKER
                                MOGOTE     CHUBUT                          CRUZ DE                            LANE,   ---------
                                         PROPERTIES ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         1,468,904    225,000    200,999          -          -          -          -    120,075  2,014,978
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the year
    Acquisition costs           223,365          -     83,744     11,844     26,079     10,211     14,086     19,706    389,035
    Assays                       31,687          -      6,361          -        803      3,020      1,415        198     43,484
    Communications                4,057          -      2,659          -         48          -        252          -      7,016
    Drilling                    312,063          -          -          -          -          -          -          -    312,063
    Geophysics                        -          -     35,490          -          -          -          -      9,368     44,858
    Office                       11,885          -      8,662        550      1,861        412        125          -     23,495
    Salaries and contractors    113,166          -    130,272      6,754     18,347      6,545     20,612     11,607    307,303
    Supplies and equipment        3,276          -     24,389      2,527      1,752      1,178        536          -     33,658
    Transportation               59,177          -     26,592      8,056      1,954      1,591      2,424          -     99,794
    Imagery and base maps             -          -      4,174          -      2,989      1,348          -          -      8,511
    Foreign value added tax      43,154          -     19,059      1,956      1,615      1,350      3,391          -     70,525
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                801,830          -    341,402     31,687     55,448     25,655     42,841     40,879  1,339,742
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax (Note 7)            -          -     21,212        438      6,137      2,262      3,903     21,172     55,124
Write-off of mineral
    properties                        -   (225,000)         -          -          -          -          -          -   (225,000)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,270,734          -    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              =========  =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2006



INTRODUCTION

The following management discussion and analysis is prepared as at April 20, 2007, and should be read in conjunction with the Company's audited annual consolidated financial statements years ended December 31, 2006, 2005 and 2004 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina, Peru and USA. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

EXPLORATION PROJECTS

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN

In October 2005 the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formally granted the concession title by the Peruvian government and now holds a 100% interest in the property; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Initial sampling of the property at the Discovery Outcrop showing returned a continuous series of chip samples which assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see table below). Rock samples collected from the property to date returned assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.


--------------------------------------------------------------------------------
SAMPLE
NUMBER      LOCATION                TYPE     INTERVAL         CU           AG
                                               (m)            (%)        (g/t)
--------------------------------------------------------------------------------
246006      Discovery Outcrop       chip       10.0           1.38        26.2
246005      Discovery Outcrop       chip       10.0           0.54         7.6
246008      Discovery Outcrop       chip       10.0           0.22         1.3
246003      Discovery Outcrop       chip       10.0           0.05         0.3
246002      Discovery Outcrop       chip       10.0           0.46         3.6
246001      Discovery Outcrop       chip       10.0           0.06         0.4
246200      Discovery Outcrop       chip       10.0           2.69        24.4
246241      2.4km SSW of D.O.(*)    chip        0.7           2.89        99.2
246242      1.6km SSW of D.O.(*)    chip        0.3           1.65         1.5
--------------------------------------------------------------------------------
(*)  D.O. equals Discovery Outcrop

While carrying out surface exploration work on the property the Company's geologists discovered the Merce Showing which assayed 0.46% copper and 9.4 g/t silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop. This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. Widespread anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width along what has been named the Discovery Outcrop Trend, with soil geochemical values up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at the Discovery Outcrop Trend is open in all directions. To date to 275 soil samples have been collected along it. Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelopes the Discovery Outcrop.

In November 2006 the Company announced that its ongoing surface exploration program had revealed a new silver-copper soil anomaly in the southwestern portion of the Cocha property (South Cocha Trend-SCT) as well as four new copper-silver targets. A total of 51 rock samples were collected during this exploration program. Results ranged from 3 ppm to 4.47% copper and 0.1 to 163 g/t silver and revealed presence of four new copper-silver targets. Highlights of sample results from the new targets are provided in the table below.

--------------------------------------------------------------------------------
TARGET #     SAMPLE TYPE    SAMPLE LENGTH [M]    CU [PPM]     CU [%]    AG [G/T]
--------------------------------------------------------------------------------
   1            Chip               0.5            44,700       4.47      163.0
--------------------------------------------------------------------------------
   2            Chip               0.4            28,000       2.80      105.0
--------------------------------------------------------------------------------
   2            Chip               0.5             9,700       0.97       51.2
--------------------------------------------------------------------------------
   3            Chip               2.0            14,700       1.47       14.3
--------------------------------------------------------------------------------
   3            Chip               2.0            15,300       1.53        6.6
--------------------------------------------------------------------------------
   3            Chip               2.0            11,100       1.11        5.8
--------------------------------------------------------------------------------
   3            Chip               4.0             6,750       0.68        5.6
--------------------------------------------------------------------------------
   3            Chip               0.5            13,800       1.38       16.0
--------------------------------------------------------------------------------
   3            Chip               2.0             9,200       0.92       11.4
--------------------------------------------------------------------------------
   4            Chip               1.1            21,500       2.15       97.0
--------------------------------------------------------------------------------
   4            Chip               1.1            19,600       1.96       59.2
--------------------------------------------------------------------------------
   4            Chip               1.1             6,440       0.64        8.3
--------------------------------------------------------------------------------

Targets #1 and #2 represent vein-hosted mineralization related to the contact between Pucara limestone and Mitu sandstone. Target #3 is a breccia zone and occurs on, or close to, the contact between Mitu sandstone and Tarma group limestone. Target #4 is structurally-controlled copper-silver mineralization hosted in Mitu volcaniclastic sandstones.

The South Cocha Trend-SCT soil anomaly is located on the contact between Pucara limestone and Mitu sandstone. The SCT is located approximately 1.5km southwest of, and sub-parallel to, the main Discovery Outcrop mineralized trend where a copper-silver soil anomaly extends for over 2.2km in length and is up to 750m wide.

A total of 133 soil samples were collected during the recent exploration campaign with values ranging from 2 to 126 ppm copper and from 0.1 to 2.2 g/t silver bringing the total soil samples collected to date on the property to 408. For the entire suite of soil samples collected to date soil geochemical results range from 2 to 3,230 ppm (0.32%) copper and 0.1 to 4.7 g/t silver. The new SCT anomaly is at present 2.4km long, when the two completed soil grids are combined, and 400 to 850m wide and is open along strike in both directions. Soil coverage is being extended to cover the extensions to the SCT soil anomaly and to evaluate the areas around the newly discovered bedrock showings.

Phase I drill program on the Cocha Project began in August and complete results were received and reported in November 2006. The program was designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed. Highlights from Phase I drill program are provided in the table below.


-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-01       220     -45       93.9               NSR**
-------------------------------------------------------------------------------------------------------------
COCHA-06-02       220     -55      150.7       0       13.31    13.31    0.8     10.8
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  32.02     50.03    18.01    1.93    17.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  64.72     76.27    11.55    0.82     9.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-03       220     -65      183.3     73.00     75.83     2.83    0.29     3.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-03                                  82.90    113.13    30.23    2.67    24.1
 Including                                   89.65     96.40     6.75    4.71    43.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-04       220     -45      116.5     23.85     25.60     1.75     0.2     4.3
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  42.00     45.20     3.20    0.21     2.6
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  62.05     86.23    24.18    0.11     3.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  67.85     85.80    17.95                     109.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  79.05     86.23     7.18                             0.54
-------------------------------------------------------------------------------------------------------------
COCHA-06-05       220     -55      151.0     64.98     66.60     1.62    0.45     5.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-05                                 107.8     109.35     1.55    1.02    25.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06       220     -45      113.6     71.20     83.45    12.25    0.13     8.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  69.15     84.00    14.85                      70.4   0.67
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  80.90     83.45     2.55                                    0.69
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.00     99.75     8.75    0.14     6.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.60    100.30     8.70                      85.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  96.50    102.00     5.50                             0.73
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  97.00    100.30     3.30                                    0.40
-------------------------------------------------------------------------------------------------------------
COCHA-06-07       220     -45      103.1     67.2      69.35     2.15    0.15     3.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-08       220     -55       91.5               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-09       220     -65      100.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-10       260     -50      170.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-11       220     -45      120.0     89.3      92.2      2.9     0.06     3.2
-------------------------------------------------------------------------------------------------------------

**NSR = No Significant Results

All drillholes cored a package of volcaniclastic rocks belonging to the Mitu Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common sulphide minerals are bornite, chalcocite, and pyrite, with associated minor, chalcopyrite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

The geochemical zonation from copper-silver mineralization in the Discovery Outcrop area (trench samples and drillholes COCHA-06-02 and 03) to the more polymetallic copper-silver-molybdenum-lead-zinc mineralization found in holes COCHA-06-04, 70m to the southeast, and in COCHA-06-06, 235m southeast of the Discovery Outcrop, is a characteristic property of sediment-hosted copper-silver mineralized systems. At the Lubin deposit in the Kupferschiefer district of Poland a lead-zinc enriched zone occurs stratigraphically above the main copper-silver horizon.

In the Cocha drill hole analyses molybdenum ranges from less than detection to 282 ppm and all anomalous values over 50ppm are either from holes COCHA-06-04 or
06. Lead values range up to 65,400 ppm (6.54%) and all values over 2,000 ppm come from either COCHA-06-04 or 06. Zinc values range up to 11,300 (1.13%) and all values greater than 1,000 ppm are from COCHA-06-06. Delineating this geochemical zonation pattern along the Discovery Outcrop and South Cocha trends will aid in understanding of the Cocha mineralized system. The significant variation between the strong copper and silver values intersected in drill holes COCHA-06-02 and 03 and lower copper and silver values associated with elevated molybdenum, zinc and lead in other holes suggests structural complexity that requires more interpretation work to properly target and trace sediment-hosted mineralization.

Local Peruvian drilling company Geotecnia Peruana S.R.L. was contracted to carry out the drilling program. They used an Atlas Copco Diamec 262 drill rig recovering mostly HQ core (6.35cm). Drill core was cut on site using a rock saw or split using a core splitter. Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference. A rigorous program of QA/QC involving the use of standard samples has been incorporated into the sampling regime for the project.

At present the Company is focused on gaining a better understanding of the controls to the mineralized system present in the Discovery Outcrop area through detailed geological and structural interpretation of the drill core and metal zonation patterns identified in the multi-element geochemical data. This work will provide guidance on targeting future drilling. One of the primary aims is expanding the significant copper-silver mineralization intersected in drill holes COCHA-06-02 and COCHA-06-03. In addition the Company will be conducting an intensive surface exploration program along the new parallel South Cocha trend and newly discovered copper-silver showings. These two concurrent programs will allow the Company to plan a Phase II drill program for the first half of 2007. Positive results from the drill program combined with the discovery of the new showings and mineralized trend prompted the Company to apply for additional concessions in the Cocha property area.

Analyses for the samples from Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

LAGUNA GOLD PROJECT, PASCO DEPARTMENT

On January 18, 2007, the Company announced that it has signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru. An initial 51% interest may be earned by incurring US$650,000 in work expenditures and making option payments of US$900,000 over 2 years. The Company may then elect to earn an additional 39% interest, by incurring an additional US$ 700,000 and making further option payments of US$4,000,000 and completing a bankable feasibility study, within seven years of the exercise of the initial option. The letter of intent provides for a legal and technical due diligence period. In addition, the Company has filed applications for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 19,984 hectares.

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit operated by Chancadora Centauro S.A.C. The primary target on the Laguna Project is a buried high sulphidation gold or polymetallic deposit.

In 2001, Anglo American Exploration Peru S.A. carried out a Spectrum airborne survey with 200m line spacing identifying 37 targets in the Laguna area. The Spectrum system measures conductivity/resistivity and included a magnetometer. Placer Dome acquired an option on the property in 2005 and carried out a property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. The Company has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

Much of the area within the Laguna Gold Project lies within an intermountain basin and is covered with transported alluvium, colluvium, and possibly glacial drift deposits. While the cover thickness is believed to locally exceed 100m, the target Miocene-aged siliceous alteration systems form topographic highs where exposed and likely are present under reduced thicknesses of transported cover sequences. Mineralized Miocene intrusives and erosion-resistant silicified domains occur within the project area, specifically at the Quicay mine site (not part of the property), a siliceous topographic high resulting from high sulphidation epithermal gold mineralization.

The Cerro de Pasco deposit constitutes one of the largest polymetallic resources in the world with post-1950 production plus known resources amounting more than 175 Mt grading 7% zinc and 2% lead as well 103 g/t silver. In addition, prior to 1950, 1200 Moz silver, 2 Moz of gold, and around 50 Mt grading 2% copper were mined. To the south lie the Colquijirca, San Gregorio and Marcapunta deposits.

The Company plans to drill the Laguna gold project in the summer of 2007.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. To earn a 100% interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $35,000 paid) and incur US $1,500,000 of work expenditures over the four years.

Preliminary rock chip and grab samples from the property have yielded grades ranging from below detection up to 14.4 g/t gold. Three high priority target zones have been identified on Cruz de Mayo: the Fatima gold zone, the Central Zone porphyry copper-gold zone and skarn targets.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.35     43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.36     12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.90     11.7      870     0.08
              including         0.2m                   24.80    143.0      838     0.52
              including         3.6m                    4.69     17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.91     25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.42     20.0    2,573     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Chip           10.0m         FZ-T6      0.35      1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.29      2.8    1,256     0.03
----------------------------------------------------------------------------------------



                                     - 5 -

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            9.0m         FZ-T8      0.17      9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.14      1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.86     14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.43      8.0      148     0.09
----------------------------------------------------------------------------------------
Fatima Zone    Composite   1 m composite     FZ-G1      5.19     18.5    1,930     0.21
                grab           grab
----------------------------------------------------------------------------------------

CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [m]         PANEL [P]    [ppm]       [%]
--------------------------------------------------------------------------------

Central Zone         Chip             23.0          CZ-T1       0.07       0.28
Central Zone         Panel         5.0 x 5.0        CZ-P1       2.87       0.02
Central Zone         Panel         5.0 x 5.0        CZ-P2       0.01       1.81
Central Zone         Panel        10.0 x 10.0       CZ-P3       0.32       0.12
Central Zone         Panel         1.0 x 3.0        CZ-P4       0.51       0.10
Central Zone    Composite grab      over 5.0        CZ-G1       0.77       0.15
Central Zone    Composite grab      over 5.0        CZ-G2       0.39       0.15
Central Zone    Composite grab      over 5.0        CZ-G3       0.59       0.22
Central Zone    Composite grab      over 5.0        CZ-G4       0.78       0.12
--------------------------------------------------------------------------------

SKARN TARGETS

Skarn targets have been identified immediately northwest of the Central Zone and 1km to the southwest where a prominent silica Aster satellite anomaly is located and garnet-diopside skarn is developed. No analytical results are available yet for this area.

No work was carried out on the property during the two last quarters of 2006. The Company plans a detailed surface exploration program comprising geological mapping, rock and soil sampling on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to better delineate drill targets. Drilling is expected to begin Spring 2007.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Company-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out. A summary of significant results from the preliminary sampling program is presented below:

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

Composite grab     over 30.0         G1         1.15     0.03      0.3      11
Composite grab     over 50.0         G2         0.74     0.20      0.5      11
Composite grab     over 50.0         G3         0.56     0.02      0.5       1
Composite grab      over 5.0         G4         0.39     0.17      1.4     135
Composite grab      over 5.0         G5         0.11     0.04      0.3       1
     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources Corp. through a joint-venture Southern Peru Copper Corporation. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage.

No exploration work has been carried out on the property during 2006. Subsequent to satisfactory completion of a community relations program in early 2007 the Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

FUYANI COPPER-GOLD PROPERTY, DEPARMENT OF CUSCO

Acquisition of the 1,000 hectare Fuyani copper-gold property by staking was announced on April 24, 2006. The property is located 40km north of Santo Tomas in the Department of Cusco. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt. The property lies 40km NW of the
Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and Xstrata's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast.

Only 4 rock samples have been collected from the property to date. Selective grab samples collected from the mineralized outcrop over a 40m area returned up to 0.77% copper and 3.6 ppm silver. Two anomalous silt samples collected from the same creek draining from the central part of the Fuyani concession returned
0.122 g/t Au and 0.229g/t Au; the source of gold anomaly is unknown.

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by Tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property during the last half of 2006. The Company is planning a comprehensive surface exploration program to evaluate the property and generate targets in 2007.

Analyses from Fuyani were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The preliminary work at Fuyani was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN

On May 8, 2006 the Company announced that it had been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. The Company holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. Drilling is expected to begin in the last half of 2007.

Analyses for the samples from Mitu were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work on Mitu was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. Technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration, both Qualified Persons as defined in National Instrument 43-101.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. ("Arcturus") to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property. On August 2, 2006 the Company announced that it had terminated the option agreement with Arcturus for the Esperanza Project and wrote off the carrying value.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout South America.

ARGENTINA

MOGOTE PROPERTY, SAN JUAN PROVINCE

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan Province, Argentina. The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), whereby to earn a 51% interest in the property, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, by July 1, 2007.

On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares and conducting an additional US $3 million of exploration expenditures as follows:

            US $          DATE

        1,000,000         Completed
        1,000,000         May 30, 2006 (revised to May 30, 2007)
        1,000,000         May 30, 2007 (revised to May 30, 2008)
        ---------
        3,000,000
        =========
On May 29, 2006, the Company and Golden Arrow revised certain terms of option agreement to extend the US$1,000,000 property expenditures required by May 30, 2006 to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

On April 29, 2004, the Company reported the drill results for the Phase I, 1,475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging
0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property.

The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

--------------------------------------------------------------------------------
DRILL           TOTAL                                 (LWA)    (LWA)       (LWA)
HOLE            DEPTH     FROM      TO   INTERVAL     GOLD     SILVER     COPPER
                 (m)       (m)     (m)     (m)        (g/t)    (g/t)        (%)
--------------------------------------------------------------------------------

MOG-04-1         71.6     2.0      70.0    68.0       0.43      13.9      0.244
--------------------------------------------------------------------------------
MOG-04-1A       495.3     6.0     495.3   489.3       0.23       2.6      0.170
  Including             258.0     424.0   166.0       0.19       2.2      0.243
  And                   308.0     396.0    88.0       0.20       1.9      0.290
--------------------------------------------------------------------------------
MOG-04-2        315.4     2.0     315.4   313.4       0.16       1.9      0.171
  Including             196.0     315.4   119.4       0.21       2.8      0.248
--------------------------------------------------------------------------------
MOG-04-3        300.0     6.0     300.0   294.0       0.11       1.3      0.078
--------------------------------------------------------------------------------
MOG-04-4        292.9     2.0     292.9   290.9       0.23       3.1      0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coincident with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly, Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a surface work program was carried out to expand on talus fine sampling coverage, to conduct detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 the Company carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:


================================================================================
                   TOTAL                                  (LWA)   (LWA)    (LWA)
DRILLHOLE  ZONE    DEPTH     FROM       TO     INTERVAL   GOLD    SILVER  COPPER
                 (metres)  (metres)  (metres)  (metres)   (g/t)   (g/t)     (%)
================================================================================

MOG-6      Este     250        0        250       250     0.22             0.083
including                    176        246        70     0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0        287       287     0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4        142       138     0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214        276        62     0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Falconbridge/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Barrick/Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.
No exploration work has been carried out on the Mogote property in 2006. The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., Vice President Exploration, is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

USA

ROY AND HILLS PROPERTIES, NEVADA

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

On June 11, 2006 the Company announced that it had signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On January 22, 2007 Astral reported the commencement of a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                        ---------------------------------------
                                                YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                            2006          2005          2004
                                             $             $             $
                                        ---------------------------------------

Total Revenues                                  Nil           Nil           Nil
General and Administrative Expenses       1,422,749     1,187,928       863,499
Net Loss                                 (1,920,249)   (1,434,551)     (874,332)
Basic and diluted Loss per Common Share       (0.10)        (0.09)        (0.07)
Total Assets                              4,343,852     3,843,389     3,754,341
Long Term Financial Liabilities                 Nil           Nil           Nil
                                        ---------------------------------------

In 2006 total assets increased by $500,463 as a result of expenditures on the Company's mineral properties, increases in funds on deposit and short-term investments and a subscription receivable. In 2005 total assets increased by $89,048 as a result of expenditures on the Company's mineral properties offset by a decrease in funds on deposit. For the year ended December 31, 2006, the Company reported a net loss of $1,920,249, ($0.10 per share), an increase in loss of $485,698 from the $1,434,551 loss ($0.09 per share) for the year ended December 31, 2005, mainly due to the write off of Esperanza property during 2006, the increase in general exploration in Peru and in Chile and the increase in salaries due to the increase in operating activities.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            -------------------------------------------------   -------------------------------------------------
                                                   2006                                                2005
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Loss                      (405,381)    (430,405)    (783,965)    (300,498)    (574,417)    (378,642)    (217,362)    (264,130)
Basic and Diluted
     Loss per Share              (0.02)       (0.02)       (0.04)       (0.02)       (0.03)       (0.02)       (0.01)       (0.02)
                            -------------------------------------------------   -------------------------------------------------

The fluctuations between the quarterly losses are mainly due to the following:

o The decrease in the Q4 2006 Net Loss from the Q4 2005 Net Loss is a result of the $225,000 write off of the carrying values of Chubut properties in the 2005 period, partially offset by the increase in general exploration in Peru and Chile in the 2006 period.
o The increase in the Q3 2006 Net Loss from the Q3 2005 Net Loss is mainly due to the $90,850 stock based compensation expense for stock options granted in the 2006 period.
o The increase in the Q2 2006 Net Loss from the Q2 2005 Net Loss is primarily due to the $511,883 write off of the Esperanza property in the 2006 period.
o The increase in the Q1 2006 Net Loss from the Q1 2005 Net Loss is due to higher salaries and an increase in general exploration in Peru in the 2006 period partially offset by the $52,500 stock based compensation expense for stock options granted in the 2005 period.

RESULTS OF OPERATIONS

For the year ended December 31, 2006, the Company reported a net loss of $1,920,249 ($0.10 per share), an increase in loss of $485,698 from the $1,434,551 ($0.09 per share) for the year ended December 31, 2005. A total of $1,422,749 of general and administrative costs were incurred for the year ended December 31, 2006 compared to $1,187,928 for the year ended December 31, 2005. Significant expenditures were incurred in the following categories:

     - Corporate development and investor relations costs of $227,747, compared to $252,981 during 2005, are comprised of costs related to investor relations, investor conferences and distributing general corporate information. These costs have decreased from the prior year primarily as a result of the Company discontinuing its contract with an external investor relations firm in early 2006.
     - General exploration costs of $296,810 were incurred during 2006 compared to $199,264 during 2005 as the Company expanded its generative exploration activities in Peru, Chile and Colombia.
     - Management fees of $85,833 were paid to the President of the Company pursuant to an employment agreement compared to $73,500 paid in 2005. Under the contract the President was paid $6,125 per month in 2005 which increased to $7,292 per month on May 1, 2006.
     - Office and sundry expenses were $122,639 during 2006 compared to $92,724 during 2005 as a result of the increase in activity in 2006.
     - Rent of $90,099 increased by $16,526 from $73,573 rent paid in 2005. The rent expense is comprised of an allocation of fees from Grosso Group Management Ltd. ("Grosso Group" - see discussion in related parties below).
     - Salaries of $372,063 in 2006 increased $77,893 from $294,170 salaries paid in 2005. In 2006 salaries are comprised of an allocation of fees paid to the Grosso Group. In 2005 salaries were comprised of an allocation of fees paid to the Grosso Group and salaries paid to employees in the Peru office.
     - Stock-based compensation of $90,850 is the estimated fair value of 415,000 stock options granted to employees, directors and consultants during 2006 compared to $52,500 the estimated fair value of the 250,000 stock options granted during 2005. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.
     - The $525,514 write-off of mineral properties in 2006 primarily consists of the $511,883 write-off of the Esperanza property. The Company terminated its option agreement with Arcturus in August 2006 in order to focus its exploration efforts on its other Peruvian properties. In 2005, the Company wrote-off the $225,000 carrying value of its Chubut properties as there was no active exploration on the properties.

During the year ended December 31, 2006 the Company capitalized $451,169 of expenditures on the Cocha property, $179,770 on the Mogote Property, $111,775 on the Cruz de Mayo property, $3,657 on the Korimarca property, and $49,915 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2006 was $531,126, an increase of $8,799 from $522,327 at December 31, 2005. Short-term investments balance increased to $100,000 at December 31, 2006 from $Nil at December 31, 2005. The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the December private placement was received in January 2007. There was no subscription receivable at December 31, 2005. Total assets increased to $4,343,852 at December 31, 2006 from $3,843,389 at December 31, 2005. This increase is mainly as a result of exploration expenditures incurred in 2006 which were capitalized to the Company's mineral properties and deferred costs, increased funds on deposit and short-term investments and the subscription receivable at December 31, 2006.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. During the year ended December 31, 2006 the Company earned interest income of $30,924 an increase of $15,923 from the year ended December 31, 2005 as a result of increased funds on deposit.

The Company has financed its operations through the sale of its equity securities. During the year ended December 31, 2006, the Company completed:

     i) A private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.

     ii) A private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008. In addition, the Company issued 48,000 Agent's Warrants at $0.45 and 8,000 Agent's Units at $0.35 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $14,000.

The Company also received a further $716,700 (2005 - $326,649) from the exercises of warrants and $Nil (2005 - $8,250) from the exercise of stock options during 2006.

During the year ended December 31, 2006, the Company requested and was granted permission by the TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24th and March 31st, 2006 expiry date. The new amended price was $0.60 per warrant. There was no extension to the term of the warrants.

On April 20, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

The Company has received $Nil from the exercise of options and warrants from January 1 to April 20, 2007. As at April 20, 2007, the Company had working capital of approximately $4,000,000.

The Company presently has adequate resources to maintain its core activities for the next fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $1,350,297 for the year ended December 31, 2006 compared to $1,131,111 for the year ended December 31, 2005 as a result of increases in operating activities.

FINANCING ACTIVITIES

For the year ended December 31, 2006, the Company received $2,179,900 from the sale of common shares and warrants less issue costs of $61,751 compared to receipt of $1,232,199 less issue costs of $61,751 for the year ended December 31, 2005.

INVESTING ACTIVITIES

Investing activities required cash of $796,915 for the year ended December 31, 2006, compared to $196,242 in 2005. In 2006, these investing activities included additions of $696,915 to mineral properties and deferred costs and an increase of $100,000 in short-term investments.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow, Gold Point Energy Corp and Astral. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group:
$480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005
- $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the agreement the President was paid $6,125 per month. On April 15, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 - $72,400) to the
President or to the private company controlled by the President. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. During the year the Company paid $Nil (2005 - $4,298; 2004 - $540) for consulting services performed by a former director of the Company.

CONTRACTUAL COMMITMENTS

Details of the Company's option payments and expenditure commitments are disclosed in Note 5 to the Company's December 31, 2006, 2005 and 2004 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US as described in Note 11 of the Company's consolidated financial statements for the year ended December 31, 2006, 2005 and 2004.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During 2006 the Company wrote off $525,514 in mineral properties and deferred costs which was primarily comprised of the $511,883 write-off of the Esperanza property in Peru. The Company decided to write off the costs spent to date on the Esperanza property as the Company terminated its option agreement with Arcturus during the year in order to focus its exploration efforts on its other Peruvian properties.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash, short-term investments, other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. The fair value of marketable securities as at December 31, 2006 was $40,000.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time including, but not limited to, the following:

EXPLORATION RISK: Exploration for mineral resources is highly speculative in nature, involves many risks and frequently is nonproductive. The cost of conducting programs may be substantial and there can be no assurance that the Company's efforts to identify resources will be successful.

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly gold. The price of gold greatly affects the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration is presently carried out in Argentina, Peru and Chile. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

ENVIRONMENTAL RISK: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

TITLE RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

b)       an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has evaluated the design of the Company's internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide reasonable assurance.

During the fiscal year ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. The package includes materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

Effective February 7, 2007, the Company engaged Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in Europe.

Effective February 16, 2007, the Company entered into an agreement with Vantage Communications Ltd. ("Vantage") to provide investor relations services to its North American investors. Vantage will provide the Company with innovative investor relations strategies, using telephone, e-mail and website information dissemination.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at December 31, 2006, there were 21,748,592 outstanding common shares and 1,824,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on December 31, 2006, there were 3,703,000 warrants outstanding, which expire at various times until December 8, 2008, with exercise prices ranging between $0.45 and $0.65 per share. More information on these instruments and the terms of their conversion are set out in Note 6 and in Note 13 of the Company's December 31, 2006, 2005 and 2004 consolidated financial statements.

As of April 20, 2007 there were 33,606,036 common shares, 1,967,000 stock options and 10,562,522 warrants outstanding.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   April 27, 2007


/s/ NIKOLAOS CACOS
-----------------------------------
Nikolaos Cacos
President & Chief Executive Officer

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   April 27, 2007


/s/ ARTHUR LANG
-----------------------
Arthur Lang,
Chief Financial Officer